UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                 T-REX OIL, INC.
                            fka RANCHER ENERGY CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.0001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   75188R106
              ------------------------------------------------------
                                (CUSIP Number)

                                   Allen Heim
                              411 S. Myrtle Street
                               Kimball, NE 69145
                                 (720) 502-4483
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.   NAMES OF REPORTING PERSONS:

     Allen Heim

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):(a) /_/
                                                                         (b) /_/
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): PF / OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /_/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

                             7.  SOLE VOTING POWER:

                                 750,000 Common Shares; 200,000 Warrants (1)
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8.  SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                5,000

                             9.  SOLE DISPOSITIVE POWER:

                                 750,000 Common Shares; 200,000 Warrants (1)

                             10. SHARED DISPOSITIVE POWER:

                                 5,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     755,000 shares of Commons Stock; 200,000 Warrants (1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     9.7% Common Stock; 12.2% if Warrants are exercised (1)

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN
----------------
(1) Warrants are exercisable at $1.00 per share and have an exercise date of 11/15/2014 and expiration date of 11/15/2017

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.0001 per share, of T-Rex Oil, Inc. fka Rancher Energy Corp., a Colorado corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

This statement on Schedule 13D is being filed on behalf of Allen Heim, an individual. The address of Mr. Heim is 411 S. Myrtle Street, Kimball, NE 69145.

Mr. Heim is the Vice President of Operations of the Company's Subsidiary, Terex Energy Corp. He is also a 10%+ shareholder.

Allen Heim, 59, VP of Operations of Terex Energy Corp.

Mr. Heim has devoted most of his 30 year career to a variety of oil field disciplines including leasing, dealing in working interests, drilling wells, fracking, and managing hands-on all phases of post drilling including completions and follow on operations through plug and abandon. Mr. Heim has had control positions in more than 300 wells primarily located in western Nebraska, eastern Colorado and southwestern Wyoming.

Mr. Heim is highly experienced in location construction of oil well properties, pumping and long term well ops as well as directional drilling and fracking operations planning and execution. Mr. Heim is a successful finder of oil and gas composites in the Colorado D-J Basin, and is skilled in geologic project budgeting and prospect design. He is also highly experienced in pipeline work and in pipeline corrosion control as well as gas plant construction and operations. He has worked directly for several major oil companies, and dozens of "Junior Oils."

Most recently, Mr. Heim has been retained by Edward (Tiger) Mike Davis Oil. His assignments previously included Bic Petroleum, Smith Oil, Petro West, Bolling Oil, Pease Oil and Gas, Pan Western Energy, Paladin Energy, Charterhall, Haines Oil Field Services, New Tech Energy, O'Brien Energy, Peterson Energy, Sunburst Inc., Markus Production, Lyco Energy, Wanda Madden Oil, and numerous others. He is also the owner of Allen's Pumping Service in Kimball, Nebraska.

Mr. Heim has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Heim has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Heim is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On February 12, 2014, Mr. Heim and his wife purchased a combined total of 755,000 shares of common stock. Mr. Heim was appointed a Vice President of Operations of Terex Energy Corp. in May, 2014. On December 22, 2014, T-Rex Oil, Inc. acquired 100% of the outstanding stock of Terex Energy Corp. after exchanging 7,385,700 shares with Terex Energy Corp. shareholders on a one for one basis. In addition to the exchange of common stock, the Company exchanged with Mr. Heim 200,000 Warrants with an exercise price of $1.00 per share with a term of 3 years.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

Mr. Heim is sole owner of the 750,000 shares and 200,000 Warrants of the Company and as such has the ability to vote the shares. Mr. Heim's wife owns 5,000 shares of which he is deemd to beneficially own. In addition, Mr. Heim is Vice President of Operations of Terex Energy Corp., the Company's subsidiary, and a 10% +/- shareholder and as such Mr. Heim may influence the following which relate to, or could result in the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D as follows: a) acquisitions of prospects and/or companies which continue for Issuer, based on the business judgment of the board of directors b) the reporting person intends to work with other management to formulate a plan to capitalize the Issuer for at least $10,000,000, (although there can be no assurance that the Issuer will successfully achieve that, or any, additional debt or equity capitalization).

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change his purpose and/or formulate plans or proposals with respect thereto.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

The percentages of outstanding shares of T-Rex Oil, Inc. common stock reported below are based on the fact that as of February 18, 2015, there were 7,808,165 shares of T-Rex Oil, Inc. common stock outstanding.

     (a) Mr. Heim beneficially owns or may be deemed to beneficially own shares of T-Rex Oil, Inc. common stock as follows:

                                    No. of Shares            % of Class
                                    -----------------        -------------
      Common Shares                 755,000                  9.7%
                                    -----------------        -------------
                                    755,000                  9.7%

                                    No. of Shares            % of Class
                                    -----------------        -------------
      Warrants for Common Shares    200,000                  2.5%
                                    -----------------        -------------
                                    200,000                  2.5%


     (b) For  information  regarding  the  number of shares of T-Rex  Oil,  Inc.
common stock as to which Mr. Heim holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on
Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of T-Rex Oil, Inc. common stock effected by Mr. Heim during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

Mr. Heim has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of T-Rex Oil, Inc., other than as described in this statement on Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Not Applicable






                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: March 18, 2015



                                       /s/ Allen Heim
                                       ---------------------------------
                                       Allen Heim, Individual